AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT

     THIS AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT, dated as of August 18, 2003 (the “Amendment”), is between VENTURI PARTNERS, INC. (formerly known as Personnel Group of America, Inc.), a Delaware corporation (the “Company”), and WACHOVIA BANK, NATIONAL ASSOCIATION (formerly known as First Union National Bank), a national banking association, as successor rights agent (the “Rights Agent”).

     WHEREAS, the Company and the Rights Agent entered into a Rights Agreement, dated as of February 6, 2001, which Rights Agreement was amended by the First Amendment to Rights Agreement, dated as of December 13, 2001, the Second Amendment to Rights Agreement, dated as of March 14, 2003 and the Amended and Restated Rights Agreement dated April 14, 2003 (as amended, the “Rights Agreement”);

     WHEREAS, the amendments effected to the Rights Agreement by this Amendment are intended (i) to cure existing ambiguity and (ii) to correct or supplement provisions of the Rights Agreement which are defective or inconsistent with other provisions of the Rights Agreement; and

     WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 28(a)(i) and (ii);

     NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

1.	Amendment to Definition of “Permitted Holder”. Section 1(r) of the Rights Agreement is amended and restated as follows to clarify the meaning of “the closing date of the Restructuring Agreement”:

“(r) “Permitted Holder” shall mean any Person who as of the closing date of the Restructuring Agreement, or as of the date that the shares of Series B Convertible Participating Preferred Stock issued pursuant to the Restructuring Agreement first become convertible into shares of Common Stock, either individually or together with its Affiliates is the Beneficial Owner of 15% or more of the shares of Common Stock outstanding, any Affiliate of such Person, and any Person who shall become a Significant Holder pursuant to a transaction that complies with the provisions of the form of Restated Certificate of Incorporation of the Company set forth as Exhibit D hereto and Section 25(b) hereof.”

2.	Amendment to Section 28(b) and (c) to Correct Inaccurate Section References. Sections 28(b) and (c) of the Rights Agreement are amended and restated as follows to correct inaccurate section references contained therein:

“(b) The approval or affirmative vote of (i) any and each Five Percent Holder and (ii) the Board of Directors by a vote of at least eighty percent (80%) of the entire Board of Directors (as such terms are defined in Exhibit D hereto) shall be required to amend, alter, change or repeal the provisions of Section 25(b) hereof or to adopt any provisions inconsistent with the purpose and intent of Section 25(b) hereof but excluding any amendment, alteration, change or repeal in connection with a merger, consolidation or similar transaction with an entity that is not a Significant Holder or Controlled or Controlling Affiliate thereof or a Subsidiary of the Company and that has the result of causing the stockholders of the Corporation immediately prior to such transaction to Beneficially Own less than fifty percent (50%) of the voting power of the shares entitled to vote generally in elections of directors of the Company or the corporation surviving or resulting from such transaction and less than fifty percent (50%) of the outstanding shares of Common Stock or common stock of the surviving or resulting corporation. Notwithstanding the foregoing, the Company may at any time amend or terminate the provisions contained in Section 25(b) of this Agreement without the approval or affirmative vote described in the first sentence of this Section 28(b), so long as Tag-Along Rights substantively similar to these contained in Section 25(b) are provided for in a separate written agreement reasonably satisfactory to any and each Five Percent Holder.

“(c) Notwithstanding anything herein to the contrary, no supplement or amendment shall be made to this Agreement during the Special Period or at a time when the Rights are not redeemable, except as contemplated by clause (i) or (ii) of the second sentence of Section 28(a) hereof.”

3.	Rights Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. The foregoing amendments shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

4.	Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, but all such counterparts shall together constitute but one and the same instrument.

5.	Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

6.	Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Attest:	VENTURI PARTNERS, INC.

/s/ Ken R. Bramlett, Jr.	By: /s/ Larry L. Enterline

Name: Ken R. Bramlett, Jr. Title: Senior Vice President and Secretary	Name: Larry L. Enterline Title: Chief Executive Officer

Attest:	WACHOVIA BANK, NATIONAL ASSOCIATION (formerly known as First Union National Bank), as Rights Agent

/s/ Delores Ann Harris	By: /s/ Myron O. Gray

Name: Delores Ann Harris Title: Trust Officer	Name: Myron O. Gray Title: Vice President

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